Exhibit 12

MARRIOTT INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twenty-Four Weeks Ended
($ in millions, except ratio)	June 16, 2006	June 17, 2005
Income before income taxes, minority interest and cumulative effect of change in accounting principle (1)	$491	$254
Income related to equity method investees	(3)	(1)

	488	253
Add/(deduct):
Fixed charges	106	94
Interest capitalized	(12)	(11)
Distributed income of equity method investees	9	16
Minority interest in pre-tax loss	6	14

Earnings available for fixed charges	$597	$366

Fixed charges:
Interest expensed and capitalized (2)	$69	$56
Estimate of interest within rent expense	37	38

Total fixed charges	$106	$94

Ratio of earnings to fixed charges	5.6	3.9

(1)	Reflected in income before income taxes, minority interest and cumulative effect of change in accounting principle are the following items associated with the synthetic fuel operation: an operating loss of $45 million, net earn-out payments made of $1 million, and interest income of $2 million for the twenty-four weeks ended June 16, 2006; and an operating loss of $81 million, and net earn-out payments made of $1 million for the twenty-four weeks ended June 17, 2005.

(2)	“Interest expensed and capitalized” includes amortized premiums, discounts and capitalized expenses related to indebtedness.

Exhibit 12

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